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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2005
Commission File Number: 000-24980

KENSINGTON RESOURCES LTD.
(Translation of registrant's name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No ..XXX...**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SEC 1815 (09-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Kensington Resources Ltd.

Consolidated Financial Statements

For the six months ended June 30, 2005

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended June 30, 2005

Kensington Resources Ltd.
 Balance Sheets
 June 30, 2005 and December 31, 2004
 (Unaudited - prepared by management)

	June 30, 2005	December 31, 2004
ASSETS		
Current Assets		
Cash	$ 990,820	$ 81,005
Short-term investments	32,992,000	6,192,000
GST and other receivables	195,419	39,020
Prepaid expenses and advances	27,351	11,252
Marketable securities (quoted market value $237,926; 2004 - $50,325)	212,692	32,025
	34,418,282	6,355,302
Deposits	6,532	12,000
Future income taxes (note 3)	-	1,068,600
Property, plant and equipment (note 4)	150,854	81,965
Mineral properties (note 5(a))	14,874,868	13,780,530
	$ 49,450,536	$ 21,298,397
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 200,496	$ 181,854
Cash calls payable (note 5(b))	-	2,082,119
	200,496	2,263,973
SHAREHOLDERS' EQUITY		
Capital stock		
Authorized		
Unlimited common shares of no par value		
Issued and fully paid (note 6)	65,517,394	33,450,717
Additional paid-in capital	105,121	105,121
Contributed surplus	2,900,185	512,691
Deficit	(19,272,660)	(15,034,105)
	49,250,040	19,034,424
	$ 49,450,536	$ 21,298,397

(signed) "James R. Rothwell"   (signed) "Robert A. McCallum"

Chairman and Director   President, CEO and Director

Kensington Resources Ltd.
Statements of Operations and Deficit
For the six months ended June 30
(Unaudited - prepared by management)

	For the three months ended June 30, 2005	For the three months ended June 30, 2004	For the six months ended June 30, 2005	For the six months ended June 30, 2004
Interest and other income	$ 154,916	$ 19,557	$ 159,546	$ 20,519
Expenses				
Amortization	4,824	3,596	11,474	4,746
Bank charges and interest	440	386	891	604
Legal, accounting and professional	65,133	(10,862)	109,978	1,963
Office	128,778	71,325	251,167	124,602
Promotion, public relations and travel	161,936	141,713	297,785	189,876
Salaries and management fee	139,122	130,638	177,118	159,388
Stock-based compensation	1,529,814	166,000	2,387,494	166,000
Transfer and filing	65,072	21,084	93,594	32,043
	2,095,119	523,880	3,329,501	679,222
Loss before undernoted items	(1,940,203)	(504,323)	(3,169,955)	(658,703)
Future income tax recovery (note 3)	-	-	(1,068,600)	-
Net loss for the period	(1,940,203)	(504,323)	(4,238,555)	(658,703)
Deficit, beginning of period	(17,332,457)	(14,745,292)	(15,034,105)	(14,590,912)
Deficit, end of period	$ (19,272,660)	$ (15,249,615)	$ (19,272,660)	$ (15,249,615)
Loss per share, basic and diluted	$ (0.03)	$ (0.01)	$ (0.06)	$ (0.01)
Weighted average number of shares				
Basic and diluted	66,375,400	54,535,532	66,375,400	54,535,532

Kensington Resources Ltd.
Statements of Cash Flows
For the six months ended June 30
(Unaudited - prepared by management)

	For the three months ended June 30, 2005	For the three months ended June 30, 2004	For the six months ended June 30, 2005	For the six months ended June 30, 2004
Operating Activities				
Net loss from continuing operations	$ (1,940,203)	$ (504,323)	$ (4,238,555)	$ (658,703)
Items not involving cash				
Amortization	4,824	3,596	11,474	4,746
Stock-based compensation	1,529,814	166,000	2,387,494	166,000
Gain on sale of truck	-	(5,042)	-	(5,042)
Future income tax (note 3)	-	-	1,068,600	-
Net change in non-cash working capital				
Accounts receivable	(140,762)	(28,204)	(156,399)	(37,674)
Prepaid expenses and advances	43,658	20,306	(16,099)	(19,254)
Accounts payable and accrued liabilities	13,797	(522,383)	18,642	(523,140)
Net cash provided (used) by operating activities	(488,872)	(870,050)	(924,843)	(1,073,067)
Financing Activities				
Issuance of shares for cash	30,522,035	275,000	32,066,677	1,353,502
Net cash provided from financing activities	30,522,035	275,000	32,066,677	1,353,502
Investing Activities				
Expenditures and advances on resource properties, net of unpaid cash calls	(979,750)	(221,694)	(3,176,457)	(735,719)
Purchase of capital assets	(47,220)	(31,104)	(80,363)	(47,033)
Receipt of securities	(180,667)	-	(180,667)	-
Reduction of deposits	-	-	5,468	-
Redemption (purchase) of short-term investments	(29,100,000)	600,000	(26,800,000)	(350,000)
Net cash used in investing activities	(30,307,637)	347,202	(30,232,019)	(1,132,752)
Change in cash and cash equivalents	(274,474)	(247,848)	909,815	(852,317)
Cash and cash equivalents at beginning of period	1,265,294	396,733	81,005	1,001,202
Cash and cash equivalents at end of period	$ 990,820	$ 148,885	$ 990,820	$ 148,885

Kensington Resources Ltd.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2005
(unaudited - prepared by management)

1. **NATURE OF OPERATIONS AND GOING CONCERN ASSUMPTION**

   The Company is an exploration stage company at June 30, 2005 since it has not, as yet, achieved commercial production on any of its properties.

   The Company's emergence from the exploration stage and the recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the quantity of economically recoverable reserves, on the ability of the Company to obtain financing to complete exploration and development of the properties, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

2. **SIGNIFICANT ACCOUNTING POLICIES**

   These interim consolidated financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2004.

   These interim financial statements follow the same accounting policies and methods of their application as in the December 31, 2004 annual financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

   The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

3. **FLOW-THROUGH SHARES**

   On September 24, 2004, the Company issued 2,307,693 flow-through shares as part of a private placement for proceeds of $3 million. The exploration expenditures funded by the flow-through share issuance were renounced for tax purposes in 2005. Accordingly under Canadian generally accepted accounting principles, the provision set up in 2004 for future income tax was reversed in 2005. There is no longer any differences between the future income tax liability and the renouncement of the tax deduction for the benefit of the investor.

4. **PROPERTY, PLANT AND EQUIPMENT**

		June 30, 2005		Net book value at December 31, 2004
	Cost	Accumulated amortization	Net book value	
Automobiles	$ 68,025	$ 11,044	$ 56,981	$ 24,944
Field equipment	20,978	4,754	16,224	3,522
Computer equipment	36,845	8,911	27,934	10,590
Computer software	6,784	1,696	5,088	-
Furniture and equipment	57,454	12,827	44,627	42,909
	$ 190,086	$ 39,232	$ 150,854	$ 81,965

Kensington Resources Ltd.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2005
(unaudited - prepared by management)

5. **MINERAL PROPERTIES**

(a)   Acquisition and exploration costs at June 30, 2005 and December 31, 2004 are as follows:

	June 30, 2005	December 31, 2004
Geological and exploration	$ 3,145,915	$ 2,735,476
Land tenure	52,891	51,326
Drilling	7,553,680	6,950,014
Assay	1,642,815	1,594,785
Supplies	108,506	108,506
Transport	371,745	292,856
Rental equipment	260,652	245,247
General	133,948	127,095
Receipt of marketable securities	(180,667)	-
Project overhead	1,785,383	1,675,225
	$ 14,874,868	$ 13,780,530

The Company has earned a 42.245% interest in certain mineral claims consisting of 22,544 hectares in the Fort à la Corne area of Saskatchewan through a joint venture relationship. The other partners are De Beers Canada Inc. ("De Beers") (the operator), UEM Inc. and Cameco Corporation ("Cameco"). This joint venture relationship entails an agreement on annual budgets between the parties, with dissenting parties losing a proportionate share. Cash calls are requested periodically to cover expenditures incurred by the operator. No joint venture entity exists and the Company's proportionate share of the deferred exploration costs is $14,874,868 (December 31, 2004 - $13,780,530).

Upon the completion of exploration phase, the feasibility and development stage commences. The Company is committed to fund a maximum of $8.5 million on a prority basis during the feasibility and development stage. De Beers has a similar liability to a maximum of $6.38 million.

(b) No cash calls have been received by the operator for the 2005 program. Expenditures to June 24, 2005 for the 2005 program were estimated to be $1.99 million of which the Company's share would be approximately $934,000.

Kensington Resources Ltd.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2005
(unaudited - prepared by management)

6. CAPITAL STOCK

(a) Authorized

Unlimited common shares of no par value

(b) Issued

	Number of Shares	Share Capital
Balance - December 31, 2003	53,302,545	$26,543,215
Issued for private placement, net of issue costs	5,164,835	5,538,502
Issued on exercise of warrants	1,338,333	1,078,500
Issued on exercise of stock options	840,000	290,500
Balance - December 31, 2004	60,645,713	$33,450,717
Issued on exercise of warrants	2,687,139	2,859,591
Issued on exercise of stock options	537,500	207,100
Issued for private placement, net of issue costs	14,255,400	28,999,986
Balance - June 30, 2005	78,125,752	$65,517,394

Private placement

During the quarter ended June 30, 2005, the Company completed a $31 million private placement of flow-through shares and non-flow through units. A total of 4,255,400 flow-through common shares were issued at a price of $2.35 per flow-through share and a total of 10,000,000 non-flow through units were issued at a price of $2.10 per unit. Each non flow-through unit consists of one non flow-through common share and one half of one share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional non flow-through common share for a period of twelve months from closing at a price of $2.50 per share. The agents received a commission of 5.5% of the gross proceeds of the offering. In addition, the agents received warrants entitling the agents to purchase for a period of twelve months from closing: (i) 255,324 non-flow through common shares at a price of $2.10 per share; and (ii) 600,000 units on the same terms as the offering at a price of $2.10 per unit.

(c) Stock Options

The Company has a Stock Option Plan (the "Plan") under which it is authorized to grant options to directors, officers, employees and consultants. The maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the board of directors of the Company and the exercise price shall be no less than the closing price of the Company's shares on the TSX Venture Exchange (the "Exchange") on the day preceding the date of grant, less any discount permitted by the Exchange or such other price as may be required by the Exchange.

The changes in stock options for the period ended June 30, 2005 and the year ended December 31, 2004 were as follows:

	For the six months ended June 30, 2005	Weighted average exercise price $	Year ended December 31, 2004	Weighted average exercise price $
Balance outstanding, beginning of period	3,897,250	$ 0.58	3,992,726	$ 0.54
Options granted	1,817,500	1.52	1,005,000	0.82
Options exercised	(537,500)	0.39	(840,000)	0.31
Options cancelled/expired	-	-	(260,476)	0.78
Balance outstanding, end of period	5,177,250	$ 1.03	3,897,250	$ 0.58

Kensington Resources Ltd.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2005
(unaudited - prepared by management)

The Company recorded a charge to operations of $2,387,494 for the period ended June 30, 2005 for stock options granted to employees and directors.

This amount was determined using a Black-Scholes model, assuming no dividends were paid, a weighted average volatility for the Company's share price of 117%, a weighted average annual risk free interest rate of 4% and an expected life of three to five years.

As at June 30, 2005, directors' and employees' stock options were outstanding as follows:

Range of exercise prices	Number outstanding at June 30, 2005	Weighted average Remaining Contractual Life (years)
$0.00 - $0.50	592,250	0.6
$0.51 - $1.00	2,230,000	2.0
$1.00 - $2.00	1,765,000	4.5
$2.00 - $3.00	590,000	5.0
	5,177,250	2.7

	For the six months ended June 30, 2005	Weighted average exercise price	Year ended December 31, 2004	Weighted average exercise price
Balance outstanding, beginning of period	4,309,071	$ 1.11	4,803,498	$ 0.89
Warrants granted	6,616,863	2.35	1,428,573	1.21
Warrants exercised	(2,687,139)	0.82	(1,338,333)	0.80
Warrants expired	-	-	(584,667)	1.21
Balance outstanding, end of period	8,238,795	$ 2.17	4,309,071	$ 1.11

(e) Shareholder Rights Plan

At the Extraordinary General Meeting on April 4, 2005, the Company's shareholders approved the adoption of a Shareholder Rights Plan, similar to those adopted by other Canadian companies. Under the terms of the Plan, rights are attached to the common shares of the Company. These rights become marketable and exercisable only after certain specified events related to the acquisition of, or announcement of an intention to acquire 20% or more of the outstanding common shares of the Company.

Kensington Resources Ltd.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2005
(unaudited - prepared by management)

7. RELATED PARTY TRANSACTIONS

The Company incurred costs with individuals or companies controlled by individuals who were shareholders, directors or officers of the Company as follows:

	June 30, 2005	June 30, 2004
Salaries and management fees	$ 177,118	$ 159,388
Consulting and directors fees	$ 55,554	$ -
	$ 232,672	**$ 159,388**

8. SUBSEQUENT EVENTS

(a) Merger with Shore Gold Inc.

Subsequent to the period end, Shore Gold Inc. ("Shore") and the Company reached a definitive agreement to merge. Under the terms of the agreement, Shore will offer 0.64 Shore common shares for each common share of the Company. The merger will occur by way of a Plan of Arrangement to be approved at a special meeting of securityholders expected to be held on or before October 27, 2005. The transaction is conditional on approval from a minimum of 66 2/3% of the votes cast at the securityholders' meeting and on the receipt of all necessary regulatory and court approvals.

(b) Exercise of stock options and warrants

Subsequent to the period end, a total of 597,883 common shares were issued pursuant to the exercise of stock options and warrants for gross proceeds of $611,987.

Form 52-109FT2
Certification of Interim Filings during Transition Period

I, Robert A. McCallum, President and CEO of Kensington Resources Ltd., certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filing*s) of Kensington Resources Ltd., (the "Issuer") for the interim period ending June 30, 2005;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: August 29, 2005

"Robert A. McCallum"

_____
Robert A. McCallum, President & CEO
(Principal Executive Officer)

Form 52-109FT2
Certification of Interim Filings during Transition Period

I, J. Casey Forward, CGA, Chief Accountant of Kensington Resources Ltd., certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filing*s) of Kensington Resources Ltd., (the "Issuer") for the interim period ending June 30, 2005;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: August 29, 2005

"J. Casey Forward"

_____
J. Casey Forward, CGA
(Principal Financial Officer)



Form 51-102F1 – Management's Discussion & Analysis
For the six months ending June 30, 2005
Unaudited – Prepared by Management

_____

Description of Business and Report Date

The following Management's Discussion and Analysis is prepared as of August 22, 2005 (the "Report Date") and should be read in conjunction with the interim financial statements for the six months ended June 30, 2005 and the Company's annual report for the year ended December 31, 2004. These documents can be found on the Company's website or at www.sedar.com.

Kensington Resources Ltd. (the "Company") is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%) (the operator), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners have entered into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world. The common shares trade on the TSX Venture Exchange (the "Exchange") under the symbol KRT.

The Company prepares its financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

Merger with Shore Gold Inc.

In August 2005, the Company reached a definitive agreement to merge with Shore Gold Inc. ("Shore"). Under the terms of the agreement, Shore will offer 0.64 Shore common shares for each common share of the Company. Based on the closing price of Shore on August 12, 2005 of $5.45, this offer valued the Company at $3.49 per share representing a premium of 35% to the Company based on both parties' respective 30-day average closing share prices and a premium of 45% to the Company's closing share price on August 12, 2005.

The merger will occur by way of a Plan of Arrangement (the "Arrangement") to be approved at a special meeting of the Company's securityholders expected to be held on or before October 27, 2005. The formal information circular containing the details and conditions of the Arrangement is expected to be mailed to securityholders in September 2005. The Board of Directors of the Company has unanimously approved the arrangement agreement and is recommending that securityholders vote in favour of the arrangement at the securityholders' meeting. The Board of Directors has received a fairness opinion from BMO Nesbitt Burns stating that the consideration to be received under the Arrangement is fair, from a financial point of view, to the Company's shareholders. Shore has entered into agreements with the Company's directors and officers whereby such shareholders have agreed to vote in favour of the Arrangement. Upon closing, the Company's outstanding warrants and options would be replaced with Shore warrants and options with equivalent terms on the basis of the exchange ratio for common shares of the Company under the Arrangement. The transaction is conditional on approval from a minimum of 66⅔% of the votes cast at the securityholders' meeting and on the receipt of all necessary regulatory and court approvals.

Overview

The Company's second quarter activities focused on the completion of the largest financing in the Company's history and advancement of the first phase of the Advanced Exploration and Evaluation (AE&E) Plan including the selection of targets for the 2005 drilling program. The 2005 program forms part of a three-year action plan that is designed to advance the Fort à la Corne Project to a pre-feasibility decision in 2008. The $25.6 million budget for the first phase of the AE&E Plan represents the largest investment to date to be spent on an annual work program at the Fort à la Corne Project. This phase will consist mainly of geological drilling and microdiamond analysis to determine the internal geology and grades of the targeted kimberlites. These results will be used by De Beers to model the grades expected in a commercial production scenario and to model average diamond values once a sufficient parcel of macrodiamonds is obtained.

Form 51-102F1 – Management's Discussion & Analysis
For the six months ending June 30, 2005
Unaudited – Prepared by Management

Overview (continued)

In May 2005, $31 million was raised from the sale of flow through shares and units primarily to institutional investors. The proceeds will be used to maintain the Company's interest in the aggressive exploration program at Fort à la Corne and to achieve a number of corporate objectives.

At the Extraordinary General Meeting held on April 4, 2005, shareholders ratified the Shareholder Rights Plan which had been adopted in the prior year. The Shareholder Rights Plan is designed to protect the Company's shareholders from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company through a take-over bid that may not treat all shareholders equally or fairly.

At the Annual General Meeting held on June 13, 2005, shareholders elected William E. Zimmerman and Christopher G. Baldwin to the Board of Directors. Mr. Zimmerman previously served as director of the Company between June 1, 2001 and June 11, 2004. As the former President of BHP Diamonds Inc., he was responsible for developing new diamond opportunities and the sorting, valuation and sales of diamonds produced from the Ekati Diamond Mine. Mr. Zimmerman became involved in the Ekati Diamond Project in 1994 and led the team that developed and implemented the successful strategy for selling diamonds from Canada's first diamond mine to world markets. He has over 30 years of business experience in natural resources, specializing in the development and implementation of successful marketing strategies of commodities including diamonds. Mr. Baldwin is a corporate/commercial lawyer and partner in the Vancouver office of Lawson Lundell LLP. He has been practising for almost 30 years, and has significant experience advising mining companies on project development.

In addition, the Company expanded its technical team with the appointment of Shawn E. Harvey to the position of Project Geologist. Mr. Harvey has worked for Saskatchewan Industry and Resources (SIR) for four years covering industrial minerals and diamond exploration for the province. Mr. Harvey's close association with the Saskatchewan Geological Survey was highlighted by a long-term commitment with colleagues of the Geological Survey of Canada to a Targeted Geoscience Initiative (TGI) focused on multi-disciplinary geological and geophysical studies on selected Fort à la Corne kimberlites. Mr. Harvey completed a B.Sc. (Hon.) and a M.Sc. (Geology) at the University of Regina. He is a Professional Geoscientist registered in good standing with the Association of Professional Engineers and Geoscientists of Saskatchewan (APEGS).

Fort à la Corne Diamond Project, Saskatchewan

The Fort à la Corne Diamond Project is located in the Province of Saskatchewan approximately 65 kilometres to the east and north-east of the city of Prince Albert, Saskatchewan's third largest city. As of the Report Date, land holdings held under the Fort à la Corne joint venture agreement comprised of 121 claims totaling 22,544 hectares or approximately 57,000 acres.

Although there is a joint venture relationship between the partners, there is no joint venture entity. This joint venture relationship entails an agreement on annual budgets between the parties with dissenting parties losing a proportionate share. The Company's proportionate share of deferred costs totalling $14,874,868 (December 31, 2004 - $13,780,530) is recorded in the financial statements of the Company at June 30, 2005.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein. National Instrument 43-101 compliant technical disclosure of the Fort à la Corne Diamond Project can be found in the Company's technical report which is available on the Company's website or at www.sedar.com.

A total of 74 HQ coreholes (diameter of 2.5 inches or 63.5 mm) with kimberlite intersections totaling 6,056.43 metres were completed by July 21, 2005 on ten of the fourteen high interest, prioritized kimberlite bodies including the western part of the Star Kimberlite. Additionally, two coreholes intersected 151.63 metres of kimberlite drilled for hydrogeological testing on Kimberlite 140/141 and east of Kimberlite 150. A total of 130 HQ coreholes are planned as part of the 2005 program.

Form 51-102F1 – Management's Discussion & Analysis
For the six months ending June 30, 2005
Unaudited – Prepared by Management

Fort à la Corne Diamond Project, Saskatchewan (continued)

Geological and geotechnical work continues on the new core and each kimberlite will be thoroughly sampled and tested for diamond content. Preliminary logging of core from each drillhole has identified several more prospective areas within the kimberlite bodies. They were identified by their coarser-grained character and the presence of indicator minerals and mantle xenoliths. These bodies include Kimberlites 118, 145, 158, 219, and the Star Kimberlite. Following the "best body first" approach of the AE&E Plan, the coarser-grained zones of core from Kimberlite Bodies 145 and 219 have received particular attention by De Beers kimberlite experts and microdiamond recovery sampling efforts on these cores have been prioritized.

Results of Operations

The Company is showing a net loss after tax of $4,238,555 for the first half of 2005. Under generally accepted accounting principles, an income tax recovery in the amount of $1,068,600 was recorded on the sale of flow-through shares in the prior fiscal year. This amount was reversed in Q1 2005 when the exploration expenditures funded by the flow-through share issuance were renounced for tax purposes. The net loss before income taxes for the period was $3,169,955 compared to a net loss of $658,703 for the same period the prior fiscal year. General and administrative expenses increased in all areas however stock-based compensation of $2,387,494 (2004 – 166,000) contributed to most of the increased net loss in the current period. Stock-based compensation is a non-cash item and reflects generally accepted accounting principles of the fair value cost of stock options granted in the period.

Promotion, public relations and travel increased by $107,909 to $297,785 (2004 - $189,876) due to an increase in investor relations activity, travel and attendance at trade shows. The significant expenditures for the current period include $38,749 (2004 – $21,391) for media and communications consulting, $41,356 (2004 - $65,339) for travel and other expenses for the directors and officers of the Company, $45,212 (2004 - $32,500) for investor relations services, $28,307 (2004 - $13,869) for graphic design and printing, $33,495 (2004 - $4,495) for investment conferences, $5,639 (2004 - $nil) for road shows and analyst trips, $15,651 (2004 - $14,780) for news dissemination costs, $24,265 (2004 - $12,469) for advertising and sponsorships, $33,715 (2004 - $19,603) for the production of an annual report and miscellaneous expenses of $31,395 (2004 - $5,430).

Legal, accounting and professional fees increased by $108,015 to $109,978 (2004 - $1,963) due to related party consulting and directors fees and higher accounting and legal fees for increased activity. The significant expenditures in the current period include $55,554 (2004 - $nil) for related party consulting and directors fees, $20,783 (2004 - $7,875) for accounting, $5,500 (2004 – ($13,500)) for audit costs, $26,641 (2004 - $6,088) for legal fees and $1,500 (2004 - $1,500) for tax advice.

Office expenses increased by $126,565 to $251,167 (2004 - $124,602) due to costs associated with setting up and re-locating the head office to Vancouver, BC. Significant expenditures for the period include $132,796 (2004 - $50,059) for office rent and overheads, $49,721 (2004 - $32,526) for support staff, $36,445 (2004 - $14,924) for administrative services and $32,205 (2004 - $27,093) for insurance, primarily directors' and officers' liability insurance.

Transfer and filing increased by $61,551 to $93,594 (2004 - $32,043) due to costs associated with two shareholder meetings in the first half of 2005 and increased transfer agent activity. The significant expenditures for the period include $47,983 (2004 - $14,572) for transfer agent services, $24,237 (2004 - $12,439) for filing fees to regulatory authorities and costs associated with SEDAR, $16,815 (2004 - $nil) for shareholder meeting costs and $4,559 (2004 - $5,032) for renewal of coverage in Standard & Poor's Market Access Program.

Salaries and management fees increased by $17,730 to $177,118 (2004 - $159,388). See "Transactions with Related Parties".

Amortization expense and bank charges and interest increased slightly by $6,728 to $11,474 (2004 - $4,746) and by $287 to $891 (2004 - $604), respectively.

Form 51-102F1 – Management's Discussion & Analysis
For the six months ending June 30, 2005
Unaudited – Prepared by Management

Results of Operations (continued)

Interest income increased by $139,027 to $159,546 (2004 - $20,519), the increase being attributable to the investment of proceeds from the equity financing completed in May 2005. The Company invests its excess cash in redeemable short-term investment certificates with a major Canadian chartered bank.

Mineral property and exploration costs deferred at June 30, 2005 totalled $14,874,868, an increase of $1,094,338 since the end of the prior fiscal year, all of which was spent on the Fort à la Corne Diamond Project. A comparison of the mineral property expenditures for the six months ended June 30, 2005 and 2004 can be summarized as follows:

Fort à la Corne Diamond Project	Six months ended June 30, 2005	Six months ended June 30, 2004
Geological and exploration	$ 410,439	$ 62,870
Land tenure	1,565	-
Drilling	603,666	413,814
Assay	48,030	133,511
Transport	78,889	12,699
Rental equipment	15,405	20,720
General	6,853	4,024
Receipt of marketable securities	(180,667)	-
Project overhead	110,158	11,592
Totals	**$1,094,338**	**$659,230**

During the quarter, the Company received from the Fort à la Corne Joint Venture 39,812 common shares of Shore (valued at $4.50 per share) and 3,981 common shares of Wescan Goldfields Inc. (valued at $0.38 per share) which reduced the Company's mineral property interests and increased the Company's marketable securities by $180,667. The shares relate to dispositions of claims in the Weirdale, Birchbark and Foxford areas.

Financing

In May 2005, the Company completed a private placement of flow-through shares and units. The securities were sold on a best efforts agency basis by a syndicate of agents led by Loewen, Ondaatje, McCutcheon Limited, including Westwind Partners Inc., National Bank Financial Inc., Research Capital Corporation and Wellington West Capital Markets Inc. (collectively, the "Agents"). A total of 4,255,400 flow-through common shares were issued at a price of $2.35 per flow-through share and a total of 10,000,000 non-flow through units were issued at a price of $2.10 per unit. Each non flow-through unit consists of one non flow-through common share and one half of one share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional non flow-through common share for a period of twelve months from closing at a price of $2.50 per share. The Company has agreed to use its commercially reasonable efforts to list the warrants on the Exchange, such listing to be effective as of the date on which all applicable resale restrictions in respect of the warrants have expired. The Agents received a commission of 5.5% of the gross proceeds of the offering. In addition, the Agents received warrants entitling the Agents to purchase for a period of twelve months from closing: (i) 255,324 non-flow through common shares at a price of $2.10 per share; and (ii) 600,000 units on the same terms as the offering at a price of $2.10 per unit. All of the securities are subject to a four-month hold period in Canada in accordance with applicable securities laws, expiring September 7, 2005. The gross proceeds of the offering of the flow-through shares will be used for Canadian Exploration Expenses (as such terms are defined in the *Income Tax Act* (Canada)) on the Fort à la Corne Diamond Project in Saskatchewan. The proceeds of the offering of the units will be used for exploration programs on the Fort à la Corne Diamond Project and for general corporate purposes. The private placement was accepted for filing by the Exchange on June 6, 2005.



Form 51-102F1 – Management's Discussion & Analysis
For the six months ending June 30, 2005
Unaudited – Prepared by Management

Summary of Quarterly Results

	June 30, 2005 Q2 2005	March 31, 2005 Q1 2005	Dec. 31, 2004 Q4 2004	Sept. 30, 2004 Q3 2004
Revenues	-	-	-	-
Loss from Continuing Operations	$(1,940,203)	$(1,229,752)	$(427,184)	$(425,906)
Income tax recovery	-	$(1,068,600)	$1,068,600	-
Net Loss	$(1,940,203)	$(2,298,352)	$(443,193)	$(425,906)
Net Loss Per Share	$(0.03)	$(0.04)	$(0.01)	$(0.01)

	June 30, 2004 Q2 2004	March 31, 2004 Q1 2004	Dec. 31, 2003 Q4 2003	Sept. 31, 2003 Q3 2003
Revenues	-	-	-	-
Loss from Continuing Operations	$(504,323)	$(154,380)	$(234,638)	$243,987
Net Loss	$(504,323)	$(154,380)	$(234,638)	$243,987
Net Loss Per Share	$(0.01)	$(0.00)	$(0.00)	$(0.00)

(1)   Fully diluted loss per share has not been presented as it is anti-dilutive.

General and administrative expenses have steadily increased in the last five quarters to coincide with higher levels of corporate activity. Stock based compensation of $1,529,814, $857,680, $166,000, $190,159 and $86,996, respectively, can be attributed to part of the increases in the last five quarters. At December 31, 2004, a future income tax asset and income tax recovery of $1,068,600 was recorded as a result of a flow through private placement completed during Q3 2004. This amount was reversed in Q1 2005 when the exploration expenditures funded by the flow-through share issuance were renounced for tax purposes. See Note 3 of the financial statements.

Liquidity

The Company is presently exploring the Fort à la Corne Diamond Project for sufficient reserves to justify production. The Company does not expect to generate any revenues in the near future and will have to continue to rely upon the sales of equity securities to raise capital. Fluctuations in the Company's share price may affect our ability to obtain future financing and the rate of dilution to existing shareholders.

At June 30, 2005, the Company had working capital of $34,217,786, compared to working capital of $4,091,329 at December 31, 2004. The primary source of this working capital is the equity financing completed in the second quarter of Fiscal 2005. During the first half of Fiscal 2005, the exercise of stock options and warrants provided additional proceeds of $3,066,691.

As of the Report Date, the Company held marketable securities as follows:

Name	Number of Shares	Book Value	Market*
China Diamond Corp.	457,500	$ 32,025	$ 36,600
Shore Gold Inc.	39,812	179,154	209,411
Wescan Goldfields Inc.	3,981	1,513	1,592
		$212,692	**$247,603**

*market values quoted as of August 22, 2005

The Company has met a commitment to incur a minimum of $2 million in flow through expenditures by March 31, 2005. While no cash calls have been received from the operator for the 2005 program at Fort à la Corne, expenditures to June 24, 2005 were estimated to be $1.99 million. The Company's share of these expenditures, approximately $934,000, will be sufficient to satisfy a commitment to incur an additional $1 million in flow through expenditures by December 31, 2005.



Form 51-102F1 – Management's Discussion & Analysis
For the six months ending June 30, 2005
Unaudited – Prepared by Management

Capital Resources

Management believes that the working capital on hand at June 30, 2005 will be sufficient to cover general and administrative costs and proposed exploration programs on the Fort à la Corne Project to the end of Fiscal 2006. Should additional programs be undertaken, the Company will require additional funding. The Company sees the exercise of stock options and warrants as a potential source of capital. If exercised, the in-the-money stock options and warrants as of the Report Date could increase the Company's available cash by $22.2 million. The fair market value of the Company's marketable securities (listed above) is also a source of capital.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

In the first half of 2005, the Company incurred salary, management, consulting and directors fees with directors and officers of the Company totalling $232,672 (2004 - $159,388).

Critical Accounting Estimates

The most significant accounting estimates for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining claims. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonments. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the year.

Financial Instruments and Other Instruments

The Company's financial instruments include cash, short-term investments, GST and other receivable, marketable securities, accounts payable and cash calls payable. The carrying values of these financial instruments, other than marketable securities for which the fair value is disclosed on the balance sheet, approximate fair values given the short term to maturity. Due to the nature of the Company's operations, there is no significant credit or interest rate risk.

Marketable securities are carried at the lower of cost and market. When the market value is below cost, any unrealized loss is charged to income. Marketable securities were recorded at $212,692 at June 30, 2005 and $32,025 at December 31, 2004 while the quoted market value of marketable securities at June 30, 2005 and December 31, 2004 were $237,926 and $50,325, respectively.



Form 51-102F1 – Management's Discussion & Analysis
For the six months ending June 30, 2005
Unaudited – Prepared by Management

Stock Option Plan

During the second quarter, the Company adopted a new Stock Option Plan (the "Plan") whereby the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Stock options granted in the second quarter to directors, officers, employees and consultant include:

- 250,000 stock options exercisable at a price of $1.91 per share for a five-year period. 200,000 stock options are subject to vesting over a one-year period.

- 250,000 stock options exercisable at a price of $2.13 per share for a five-year period. The stock options are subject to vesting over a one year period.

- 300,000 stock options exercisable at a price of $2.10 per share for a five-year period.

Special Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements include the potential for the Fort à la Corne Diamond Project in Saskatchewan, the expectations related to reaching diamond producer status, the accelerated results-driven advanced exploration and evaluation phase and the expectation of reaching a pre-feasibility decision in 2008. Forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

Additional Information

Additional information relating to the Company is available on the Company's website at www.kensington-resources.com or on SEDAR at www.sedar.com.



KENSINGTON
RESOURCES LTD

August 29, 2005

VIA SEDAR

B.C. Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
TSX Venture Exchange

Dear Sirs:

Re: Kensington Resources Ltd. (the "Issuer")
Interim Financial Statements for the Six Months Ended June 30, 2005

Please find enclosed a copy of the Issuer's interim financial statements and management's discussion and analysis for the six months ended June 30, 2005.

We confirm that the foregoing material was sent by prepaid mail on Monday, August 29, 2005 to the persons on the supplemental mailing list of the Issuer.

Yours truly,

KENSINGTON RESOURCES LTD.

Per: "Robert A. McCallum"

Robert A. McCallum
President & CEO

cc. McCullough O'Connor Irwin
Attention: Gillian E. Case

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.
(Registrant)

October 13, 2005	By: /s/ Robert A. McCallum
Date	Robert A. McCallum
	President, CEO and Director